上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2005 NOV -3 A 10: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/05

31st October 2005

By Courier

Securities and Exchange Commission
Office of International Corporate Financ
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

05012248

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 28th October 2005 in respect of the discloseable transaction of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
NOV 03 2005
THOMSON
FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Courier)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post

Publication Date : 31st October 2005

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTION

DISPOSAL OF 28.15% INTEREST IN SHANGHAI JAHWA UNITED CO. LTD.

The Board announces that on 27th October 2005, SI Daily Chemical, a wholly-owned subsidiary of the Company, entered into the conditional Share Repurchase Agreement with Shanghai Jahwa pursuant to which Shanghai Jahwa shall repurchase from SI Daily Chemical the Repurchase Shares, representing approximately 28.15% of the total issued share capital of Shanghai Jahwa held by SI Daily Chemical, upon the terms and subject to the conditions set out in the Share Repurchase Agreement.

The consideration for the Share Repurchase is RMB336,680,000 (equivalent to approximately HK$323,731,000).

As the revenue ratio under Chapter 14 of the Listing Rules for the Share Repurchase exceeds 5% but less than 25%, the Share Repurchase constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules. The Company is required under the Listing Rules to publish this announcement and to issue a circular to its shareholders in respect of the Share Repurchase. A circular containing, among other things, further details of the Share Repurchase Agreement will be despatched to the shareholders of the Company as soon as practicable.

THE SHARE REPURCHASE AGREEMENT

Date

27th October 2005

Parties

(1) SI Daily Chemical, a wholly-owned subsidiary of the Company; and

(2) Shanghai Jahwa, a joint stock limited company incorporated in the PRC with limited liability, the A shares of which are listed on the Shanghai Stock Exchange and the total issued share capital of which is owned by SI Daily Chemical as to approximately 28.15%.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, apart from the holding of Shares by SI Daily Chemical, Shanghai Jahwa is a third party independent of the Company and connected persons of the Company.

ASSET TO BE DISPOSED OF

Pursuant to the Share Repurchase Agreement, Shanghai Jahwa shall, subject to fulfillment of the Conditions, repurchase from SI Daily Chemical the Repurchase Shares. The Repurchase Shares represent approximately 28.15% of the total issued share capital of Shanghai Jahwa held by SI Daily Chemical.

CONSIDERATION

The Consideration payable by Shanghai Jahwa to SI Daily Chemical for the Share Repurchase, being RMB336,680,000 (equivalent to approximately HK$323,731,000), was determined by reference to the audited consolidated net asset value of RMB4.43 per Share of Shanghai Jahwa as at 31st December 2004. The Consideration is higher than the proportionate unaudited consolidated net asset value of Shanghai Jahwa corresponding to the Repurchase Shares as at 30th June 2005 of approximately RMB332,890,000 (equivalent to approximately HK$320,087,000) and represents a 1.14% premium of RMB3,790,000 (equivalent to approximately HK$3,644,000) over such net asset value as at 30th June 2005.

The Consideration shall be paid by Shanghai Jahwa by cash in a one-off payment within 5 working days after the latest of (1) the date of approval of the Share Repurchase by the shareholders of Shanghai Jahwa in general meeting, (2) approval of the Share Repurchase by the SAASC, (3) approval of the Share Repurchase by the Department of Commerce of the PRC and (4) the reply of no objection to the Share Repurchase by the CSRC. If Shanghai Jahwa fails to make payment of the consideration in accordance with the Share Repurchase Agreement, it will be in breach of the Share Repurchase Agreement and liable to pay damages to SI Daily Chemical in the amount equal to 10% of the Consideration.

SI Daily Chemical shall remain entitled to all the dividends, bonuses and other distributions to shareholders of Shanghai Jahwa for the year ending 31st December 2005 which will be paid in 2006 after the publication of the financial results of Shanghai Jahwa for such financial year. Shanghai Jahwa has agreed under the Share Repurchase Agreement that such dividends, bonuses and other distributions shall not be lower than 50% of the profits of Shanghai Jahwa distributable to its shareholders for the year ending 31st December 2005.

If the number of Shares held by SI Daily Chemical in Shanghai Jahwa is adjusted as a result of a bonus issue of shares or a conversion and increase of share capital by Shanghai Jahwa, all the Shares held by SI Daily Chemical shall be repurchased by Shanghai Jahwa at the same amount of the Consideration under the Share Repurchase Agreement.

CONDITIONS

The Share Repurchase Agreement shall take place subject to the fulfilment of all of the following Conditions:

(i) approval of the Share Repurchase by the shareholders of Shanghai Jahwa in general meeting;

The audited consolidated net asset value and the audited consolidated total asset value of Shanghai Jahwa as at 31st December 2004 amounted to approximately RMB1,195,010,000 (equivalent to approximately HK$1,149,048,000) and approximately RMB1,750,665,000 (equivalent to approximately HK$1,683,332,000) respectively.

The audited consolidated turnover of Shanghai Jahwa for each of the two years ended 31st December 2003 and 31st December 2004 amounted to approximately RMB1,486,376,000 (equivalent to approximately HK$1,429,208,000) and RMB1,668,958,000 (equivalent to approximately HK$1,604,767,000) respectively.

REASONS FOR AND THE BENEFITS OF THE SHARE REPURCHASE

The personal care products business conducted by Shanghai Jahwa is not part of the core business of the Group. After the Share Repurchase, SI Daily Chemical will not have to participate in the A Share reform proposal contemplated by Shanghai Jahwa. In addition, the performance of Shanghai Jahwa is not satisfactory. The return on equity for the first half of 2005 was 2.72%. The earnings per Share for such period was RMB0.12, representing a decrease of 29.47% over the same period last year. The Consideration to be received by the Group can be invested in other projects related to the business of the Group which may be identified from time to time to capture better return for the Group.

The Consideration represents a 6.9% premium of RMB21,873,000 (equivalent to approximately HK$21,032,000) over the book value of the Repurchase Shares of RMB314,807,000 (equivalent to approximately HK$302,699,000) in the accounts of SI Daily Chemical as at 30th June 2005, and represents a 4.4% discount of RMB15,488,000 (equivalent to approximately HK$14,892,000) to the book value of the Repurchase Shares of RMB352,168,000 (equivalent to approximately HK$338,623,000) in the consolidated accounts of the Group. The potential loss of RMB15,488,000 (equivalent to approximately HK$14,892,000) represented by the discount of the Consideration to the book value of the Repurchase Shares in the consolidated accounts of the Group is subject to the dividend amount of Shanghai Jahwa to its shareholders for the year ending 31st December 2005 to be declared by it that will be payable on the Repurchase Shares and the performance of Shanghai Jahwa up to Completion. It is expected that no material gain or loss will be accrued to the Group under the Share Repurchase. The Directors consider that there will be no material financial impact on the Group as a result of the Share Repurchase.

The Directors (including the independent non-executive Directors) consider that the terms of the Share Repurchase Agreement are on normal commercial terms and are fair and reasonable so far as the Company and its shareholders are concerned and are in the interests of the shareholders of the Company as a whole.

GENERAL

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

The Share Repurchase constitutes a discloseable transaction for the Company under the Listing Rules, as the revenue ratio under Chapter 14 of the Listing Rules exceeds 5% but is less than 25%. The Directors expect that even if the Consideration included the amount of dividend that SI Daily Chemical might receive on the Repurchase Shares for the year ending 31st December 2005, the consideration ratio for the Share Repurchase would not reach 25% or more. The Company is required under the Listing Rules to publish this announcement and to issue a circular to its shareholders in respect of the Share Repurchase. A circular containing, among other things, further details of the Share Repurchase Agreement will be despatched to the shareholders of the Company as soon as practicable.

As at the date of this announcement, the Board comprises nine executive directors, namely, Mr. CAI Lai Xing, Mr. QU Ding, Mr. LU Ming Fang, Mr. LU Da Yong, Mr. DING Zhong De, Mr. LU Shen, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three independent non-executive directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

DEFINITIONS

CONDITIONS

The Share Repurchase Agreement shall take place subject to the fulfilment of all of the following Conditions:

(i) approval of the Share Repurchase by the shareholders of Shanghai Jahwa in general meeting;

(ii) publication of an announcement and issue of a circular to shareholders by the Company in respect of the Share Repurchase in accordance with applicable requirements under the Listing Rules;

(iii) approval of the Share Repurchase by the SAASC;

(iv) approval of the Share Repurchase by the Department of Commerce of the PRC; and

(v) filing of the Share Repurchase with the CSRC and reply of no objection by the CSRC.

If all of the Conditions cannot be fulfilled by 31st December 2006, the Share Repurchase Agreement shall be terminated.

COMPLETION

Completion of the Share Repurchase Agreement shall be the date the Repurchase Shares are transferred to Shanghai Jahwa, which shall be after the record dates of all dividends, bonuses and other distributions of Shanghai Jahwa for the year ending 31st December 2005.

SI Daily Chemical shall continue to enjoy all rights and entitlements as holder of the Repurchase Shares up to the date of Completion. Shanghai Jahwa shall complete the formalities for cancellation of the Repurchase Shares as soon as possible after the date of Completion. SI Daily Commerce will not hold any Shares after Completion.

The sales proceeds of RMB336,680,000 (equivalent to approximately HK$323,731,000) after deduction of any applicable PRC taxation from the Share Repurchase, the exact amount of which is subject to the assessment by the PRC tax authority, are intended to be used as general working capital for the Group. The Company may, however, use such proceeds for new investment projects related to the business of the Group in the event appropriate investment projects are identified. At present, the Company has not yet concluded any preliminary negotiations on new investment projects for the Group.

INFORMATION ON SHANGHAI JAHWA

Shanghai Jahwa is principally engaged in the business of development, manufacture and sale of personal care products. Shanghai Jahwa has a total registered capital of RMB270,000,000. The shareholding structure of Shanghai Jahwa as at the date of this announcement are as follows:

Shareholders of Shanghai Jahwa	Number of Shares	Percentage Shareholding
Non-publicly traded Shares		
Shanghai Jahwa (Group) Co. Ltd.* (上海家化(集團)有限公司)	76,000,000	28.15%
Shanghai Guanghong (Group) Co. Ltd.* (上海廣虹(集團)有限公司)	6,612,000	2.45%
Shanghai Huisheng Industrial Co. Ltd.* (上海惠盛實業有限公司)	4,940,000	1.83%
SI Daily Chemical	76,000,000	28.15%
Shanghai Industrial Investment (Group) Co. Ltd.* (上海工業投資(集團)有限公司)	13,965,000	5.17%
Fujian Hengan Group Co. Ltd.* (福建恒安集團有限公司)	12,483,000	4.62%
Publicly traded Shares		
Public Shareholders	80,000,000	29.63%
	270,000,000	100.00%

Subject to Completion, the two directors recommended by the Company on the board of directors of Shanghai Jahwa will stay in office until the next election of directors of Shanghai Jahwa.

Financial information

The consolidated profit before taxation and minority interests and the consolidated profit after taxation and minority interests of Shanghai Jahwa for the two years ended 31st December 2004 and the six months period ended 30th June 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Audited Year ended 31st December 2003 *RMB'000*	Audited Year ended 31st December 2004 *RMB'000*	Unaudited Six months ended 30th June 2005 *RMB'000*
Consolidated profit before taxation and minority interests	96,965	67,594	41,428
Consolidated profit after taxation and minority interests	81,069	47,323	32,126

As at the date of this announcement, the Board comprises nine executive directors, namely, Mr. CAI Lai Xing, Mr. QU Ding, Mr. LU Ming Fang, Mr. LU Da Yong, Mr. DING Zhong De, Mr. LU Shen, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three independent non-executive directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

DEFINITIONS

"Board"	the board of directors of the Company
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Share Repurchase pursuant to the terms of the Share Repurchase Agreement
"Conditions"	the conditions set out in the section headed "CONDITIONS" in this announcement to which the taking effect of the Share Repurchase Agreement is subject
"Consideration"	the consideration for the Share Repurchase payable by Shanghai Jahwa to SI Daily Chemical in the amount of RMB336,680,000 (equivalent to approximately HK$323,731,000)
"CSRC"	China Securities Regulatory Commission
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purposes of this announcement, excluding Hong Kong, Macau and Taiwan)
"Repurchase Shares"	76,000,000 Shares held by SI Daily Chemical to be repurchased by Shanghai Jahwa pursuant to the Share Repurchase Agreement
"SAASC"	the State Assets Administration and Supervision Commission of the PRC
"Shanghai Jahwa"	上海家化聯合股份有限公司 (Shanghai Jahwa United Co. Ltd.), a joint stock limited liability company established under the laws of the PRC listed on the A Shares Market of the Shanghai Stock Exchange (stock code : 600315)
"Shares"	shares of RMB1.00 each in the capital of Shanghai Jahwa
"Share Repurchase"	the repurchase of 76,000,000 Shares by Shanghai Jahwa from SI Daily Chemical pursuant to the terms of the Share Repurchase Agreement
"Share Repurchase Agreement"	the agreement dated 27th October 2005 entered into between SI Daily Chemical and Shanghai Jahwa in relation to the Share Repurchase
"SI Daily Chemical"	S.I. Daily Chemical Holdings Ltd., an investment holding company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For the purposes of this announcement, the exchange rate at HK$1 = RMB1.04 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 28th October 2005

* *The English name is an informal English translation of its official Chinese name.*